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                      SUB-ITEM 77D

The Board of Trustees of MFS Investment Grade Municipal Trust (CXH) has approved changes to the investment objective and policies of the fund. Effective December 21, 2007, CXHs investment objective of seeking as high a level of after tax return as is consistent with prudent investment risk by pursuing current income exempt from federal income tax and opportunities for long-term appreciation from a portfolio of primarily investment grade municipal bonds was revised to provide that CXH will seek high current income exempt from federal income tax but may also consider capital appreciation. Significant changes to CXHs principal investment strategies are described below.

The investment strategy of not purchasing securities rated lower than B has been eliminated.

The following percentage limitations on certain types of investments have been eliminated to allow the portfolio manager more flexibility to invest in appropriate securities:

- Less than 25% in unrated;
- Less than 35% in unrated and below investment grade; and
- Less than 15% in inverse floaters.

The  percentage  limitation of investing less than 25% in industrial development bonds has been eliminated and the funds principal investment strategy states, MFS may invest 25% or more of the funds total assets in municipal instruments that finance similar projects, such as those relating to education, healthcare, housing, utilities, water, or sewers.

The percentage limitation of investing less than 20% in short-term U.S.
 government securities, repurchase agreements, or highly rated short-term notes if suitable short-term municipal instruments not available and the investment strategy stating the fund may invest less than 20% for temporary purposes have each been eliminated and the funds principal investment strategy states that in response to market, economic, political, or other conditions, MFS may depart from the funds principal investment strategies by temporarily investing for defensive purposes.